Exhibit 2

EXECUTION VERSION

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of November 1, 2016 (“Agreement”), is by and among BEASLEY BROADCAST GROUP, INC., a Delaware corporation (“Purchaser”), PETER A. BORDES, JR. (“Stockholders’ Representative”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association, as escrow agent hereunder (“Escrow Agent”). Solely as between Purchaser and Stockholders’ Representative, capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Underlying Agreement (as defined below).

BACKGROUND

A. Purchaser, Beasley Media Group 2, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Purchaser (“MergerCo”), Greater Media, Inc., a Delaware corporation (the “Company”), and Stockholders’ Representative have entered into an Agreement and Plan of Merger (the “Underlying Agreement”), dated as of July 19, 2016, pursuant to which MergerCo is merging with and into the Company with the Company surviving the merger as an indirect wholly-owned subsidiary of Purchaser. The Underlying Agreement provides that Purchaser shall deposit on behalf of the Continuing Stockholders the Holdback Amount (defined below) in a segregated escrow account to be held by Escrow Agent in order to provide the sole source of funds for the payment of certain amounts that may become payable to Purchaser pursuant to Section 1.7(e) the Underlying Agreement.

B. Escrow Agent has agreed to accept, hold and disburse the Holdback Amount (as defined below) deposited with it in accordance with the terms of this Agreement.

C. Purchaser and Stockholders’ Representative have appointed the Authorized Signatories (as defined below) to represent them for all purposes in connection with the Holdback Amount and this Agreement.

D. Purchaser and Stockholders’ Representative acknowledge that (i) Escrow Agent is not a party to and has no duties or obligations under the Underlying Agreement, (ii) all references in this Agreement to the Underlying Agreement are solely for the convenience of Purchaser and Stockholders’ Representative, and (iii) Escrow Agent shall have no implied duties beyond the express duties set forth in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Definitions. The following terms shall have the following meanings when used herein:

“Authorized Signatories” shall mean the Purchaser Authorized Signatory and the Stockholders’ Representative Authorized Signatory.

“Business Day” shall mean any day that is not (i) a Saturday, (ii) a Sunday or (iii) any other day on which commercial banks are authorized or required by law to be closed in the City of New York.

“Final Order” shall mean a final and nonappealable judgment, order, award or determination of a court of competent jurisdiction, which order, judgment, award or determination (an “Order”) is delivered to Escrow Agent accompanied by a written instruction from Purchaser or Stockholders’ Representative given to effectuate such Order and confirming that such Order is final and nonappealable, and Escrow Agent shall be entitled to conclusively rely upon any such confirmation and instruction and shall have no responsibility to review the Order to which such confirmation and instruction refers.

“Holdback Amount” shall mean 867,679 shares of Class A common stock of Purchaser (collectively, the “Purchaser Common Shares”) deposited with Escrow Agent pursuant to Section 3 of this Agreement.

“Holdback Amount Earnings” shall mean any income or other cash earnings in respect of the Purchaser Common Shares distributed to Escrow Agent, including (i) any income or other cash earnings distributed in respect of or to the owners of the Purchaser Common Shares and (ii) any cash or stock into which the Purchaser Common Shares may be changed pursuant to any merger or similar transaction involving Purchaser, in each case with any income made thereon or income distributed with respect thereto to Escrow Agent.

“Joint Written Direction” shall mean a written direction executed by the Authorized Signatories and directing Escrow Agent to disburse all or a portion of the Holdback Amount or to take or refrain from taking any other action pursuant to this Agreement.

“Purchaser Authorized Signatory” shall mean the person(s) so designated on Schedule C hereto or any other person designated in a writing signed by Purchaser and delivered to Escrow Agent and the Stockholders’ Representative Authorized Signatory in accordance with the notice provisions of this Agreement, to act as its representative under this Agreement.

“Stockholders’ Representative Authorized Signatory” shall mean the person(s) so designated on Schedule C hereto or any other person designated in a writing signed by Stockholders’ Representative or a majority in interest of the Continuing Stockholders, in the event of the resignation, removal, death or disability of Stockholders’ Representative, and delivered to Escrow Agent and the Purchaser Authorized Signatory in accordance with the notice provisions of this Agreement, to act as its representative under this Agreement.

“Transfer Agent” shall mean American Stock Transfer & Trust Company, LLC, the stock transfer agent engaged by Purchaser.

2. Appointment of and Acceptance by Escrow Agent. Purchaser and Stockholders’ Representative hereby appoint Escrow Agent to serve as escrow agent hereunder. Escrow Agent hereby accepts such appointment and, upon receipt of the Purchaser Common Shares in accordance with Section 3, agrees to hold, invest and disburse the Holdback Amount, in accordance with this Agreement.

3. Deposit of Holdback Amount. Simultaneously with the execution and delivery of this Agreement, Purchaser will deliver to the Escrow Agent the Purchaser Common Shares, by instructing the Transfer Agent to transfer the Purchaser Common Shares into the name of U.S. Bank National Association, as custodian for the Continuing Stockholders, in the amounts (and with the designations) set forth on Schedule D hereto and will instruct the Transfer Agent to deliver to the Escrow Agent written confirmation of the transfer. The Escrow Agent shall receive the Purchaser Common Shares and any Holdback Amount Earnings and agrees to hold the Holdback Amount in a separate and distinct custodial sub-account (the “Escrow Account”) designated by the Escrow Agent.

4. Disbursements of Holdback Amount. Promptly (and in any event, within three Business Days after final determination of the Actual Adjustment Amount in accordance with Section 1.7(d) of the Underlying Agreement), Purchaser and Stockholders’ Representative shall deliver a Joint Written Direction to the Escrow Agent directing the Escrow Agent to deliver the Holdback Amount pursuant to the instructions set forth in the Joint Written Direction. Such Joint Written Direction shall contain complete instructions, including specifying the amount of Purchaser Common Shares to be distributed to the Purchaser and/or to each of the Continuing Stockholders, as applicable. The Escrow Agent shall promptly (and in any event, within three Business Days) following receipt of such Joint Written Direction (i) instruct the Transfer Agent to transfer to the Purchaser and/or the Continuing Stockholders such number of Purchaser Common Shares and (ii) disburse to the Purchaser and/or the Continuing Stockholders any Holdback Amount Earnings, in each case as set forth in such Joint Written Direction. Prior to any disbursement, Escrow Agent shall have received reasonable identifying information regarding the recipient(s) such that Escrow Agent may comply with its regulatory obligations and reasonable business practices, including without limitation a completed United States Internal Revenue Service (“IRS”) Form W-9 or Form W-8, as applicable. All disbursements from the Escrow Account shall be subject to the fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 11 and Section 12.

5. Suspension of Performance; Disbursement into Court. If, at any time, (a) there shall exist any dispute with respect to the holding or disposition of all or any portion of the Holdback Amount or any other obligations of Escrow Agent hereunder, (b) Escrow Agent is unable to determine, after reasonable investigation and consultation with the parties, the proper disposition of all or any portion of the Holdback Amount or Escrow Agent’s proper actions with respect to its obligations hereunder, or (c) the Authorized Signatories have not, within 60 days of the furnishing by Escrow Agent of a notice of resignation, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

(i) suspend the performance of any of its obligations (including without limitation any disbursement obligations) other than its obligation to hold the Holdback Amount under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent and, in the case of Section 5(a), it receives a Joint Written Direction or until a successor Escrow Agent shall have been appointed.

(ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction, in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty and, to the extent required or permitted by law, deliver to such court, for holding and disposition in accordance with the instructions of such court, the Holdback Amount after deduction and/or payment to Escrow Agent of all reasonable fees and expenses (including court costs and reasonable and documented out-of-pocket attorneys’ fees) payable to or incurred by Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

Escrow Agent shall have no liability to Purchaser, Stockholders’ Representative or the Authorized Signatories, their respective owners, shareholders or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Holdback Amount or any delay in or with respect to any other action required or requested of Escrow Agent.

6. Resolutions & Disbursement of Claims.

(a) If, at least one Business Day prior to (i) Escrow Agent’s delivery of instruction to the Transfer Agent to transfer shares pursuant to Section 4 and (2) Escrow Agent’s disbursement of any Holdback Amount Earnings pursuant to Section 4, Purchaser submits to the Escrow Agent and the Stockholders’ Representative a written notice stating that Purchaser is entitled to any payment from the Escrow Account pursuant to Section 1.7(e) of the Underlying Agreement, the Escrow Agent shall not thereafter deliver such instruction or disburse such Holdback Amount Earnings until Escrow Agent receives either a Final Order or a Joint Written Direction, in which case Escrow Agent, within two (2) Business Days of its receipt of such Final Order or Joint Written Direction, shall deliver such instruction and disburse such Holdback Amount Earnings, as the case may be, as provided in such Final Order or Joint Written Direction.

(b) If, at least one Business Day prior to (i) Escrow Agent’s delivery of instruction to the Transfer Agent to transfer shares pursuant to Section 4 and (2) Escrow Agent’s disbursement of any Holdback Amount Earnings pursuant to Section 4, Stockholders’ Representative submits to the Escrow Agent and Purchaser a written notice stating that Stockholders’ Representative is entitled to any payment from the Escrow Account pursuant to Section 1.7(e) of the Underlying Agreement, the Escrow Agent shall not thereafter deliver such instruction or disburse such Holdback Amount Earnings until Escrow Agent receives either a Final Order or a Joint Written Direction, in which case Escrow Agent, within two (2) Business Days of its receipt of such Final Order or Joint Written Direction, shall deliver such instruction and disburse such Holdback Amount Earnings, as the case may be, as provided in such Final Order or Joint Written Direction.

(c) Notwithstanding anything herein to the contrary except for the provisions of this Section 6, if the Escrow Agent receives a Joint Written Direction, the Escrow Agent shall release funds from the Escrow Account in accordance with the terms of such Joint Written Direction.

7. Voting Shares and Distributions.

(a) If a meeting or written action of Purchaser’s stockholders occurs while this Escrow Agreement is in effect and Purchaser Common Shares are held by the Escrow Agent as Holdback Amount, Purchaser shall promptly send to Stockholders’ Representative, the Continuing Stockholders and the Escrow Agent copies of any notices, proxies and proxy materials in connection with such meeting or written action when such materials are sent to the stockholders of Purchaser. The Purchaser Common Shares will be considered to be issued and outstanding Class A common stock of Purchaser and will enjoy all voting privileges accorded to all other issued and outstanding Class A common stock of Purchaser. Unless otherwise indicated in writing from the Stockholders’ Representative, the Escrow Agent shall vote the Purchaser Common Shares on any matter in respect of which such Purchaser Common Shares are entitled to vote in accordance with the written direction of Purchaser (who shall recommend that shares be voted in accordance with the recommendation of Purchaser’s board of directors) to be delivered to the Escrow Agent with copy to the Stockholders’ Representative pursuant to Section 15 at least ten (10) Business Days in advance of such meeting or written action.

(b) Notwithstanding anything to the contrary in this Escrow Agreement, all cash dividends, distributions and other income earned or made on or with respect to the Purchaser Common Shares (excluding any non-taxable stock dividends and any cash, stock or other property into which the Purchaser Common Shares may be changed pursuant to any merger or similar transaction involving Purchaser) shall be paid by the Purchaser to the Escrow Agent and accepted and held by the Escrow Agent as a portion of the Holdback Amount until such time as any disbursements are made to the Continuing Stockholders pursuant to Section 4.

8. Investment of Funds. Based upon Stockholders’ Representative’s prior review of investment alternatives, in the absence of further specific written direction to the contrary, Escrow Agent is directed to initially invest and reinvest any Holdback Amount received in the form of cash in the investment indicated on Schedule B hereto. Stockholders’ Representative acknowledges receipt from Escrow Agent of a current copy of the prospectus for the investment authorized in Schedule B. Stockholders’ Representative may provide written direction changing the investment of the Holdback Amount to Escrow Agent, upon which direction Escrow Agent shall conclusively rely without inquiry or investigation; provided, however, that Stockholders’ Representative warrants that no investment or reinvestment direction shall be given except in the following: (a) direct obligations of the United States of America or obligations the principal of and the interest on which are unconditionally guaranteed by the United States of America; (b) U.S. dollar denominated deposit accounts and certificates of deposit issued by any bank, bank and trust company, or national banking association (including Escrow Agent and its affiliates), which are either (i) insured by the Federal Deposit Insurance Corporation (“FDIC”) up to FDIC limits, or (ii) with domestic commercial banks which have a rating on their short-term certificates of deposit on the date of purchase of “A-1” or “A-l+” by S&P or “P-1” by Moody’s and maturing no more than 360 days after the date of purchase (ratings on holding companies are not considered as the rating of the bank); (c) repurchase agreements with any bank, trust company, or national banking association (including Escrow Agent and its affiliates); or (d) institutional money market funds, including funds managed by Escrow Agent or any of its affiliates; provided further, however, that Escrow Agent will not be directed to invest in investments that Escrow Agent determines are not consistent with Escrow Agent’s policies or practices. Purchaser and Stockholders’ Representative recognize and agree that Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of any cash Holdback Amount or the purchase, sale, retention or other disposition of any investment described herein. Escrow Agent has no responsibility whatsoever to determine the market or other value of any investment and makes no representation or warranty, express or implied, as to the accuracy of any such valuations or that any values necessarily reflect the proceeds that may be received on the sale of an investment.

If Escrow Agent has not received a written investment instruction from Stockholders’ Representative at any time that an investment decision must be made, Escrow Agent is directed to invest any Holdback Amount received in the form of cash, or such portion thereof as to which no written investment instruction has been received, in the investment indicated on Schedule B hereto. All investments shall be made in the name of Escrow Agent. Notwithstanding anything to the contrary contained herein, Escrow Agent may, without notice to Purchaser and Stockholders’ Representative, sell or liquidate any of the foregoing investments at any time for any disbursement of Holdback Amount permitted or required hereunder. All investment earnings shall become part of the Holdback Amount and investment losses shall be charged against the Holdback Amount. Escrow Agent shall not be liable or responsible for loss in the value of any investment made pursuant to this Agreement, or for any loss, cost or penalty resulting from any sale or liquidation of any such investment. With respect to any Holdback Amount in the form of cash or investment instruction received by Escrow Agent after 11:00 a.m., Central Time, Escrow Agent shall not be required to invest such funds or to effect any investment instruction until the next day upon which Escrow Agent is open to conduct its regular banking business. Receipt of any such Holdback Amount and investment and reinvestment of such Holdback Amount shall be confirmed by Escrow Agent by an account statement, and Purchaser or Stockholders’ Representative may inform Escrow Agent in writing of any error, omission or inaccuracy in any such account statement.

9. Resignation or Removal of Escrow Agent. Escrow Agent may resign and be discharged from the performance of its duties hereunder at any time by giving 60 days’ prior written notice to Purchaser and Stockholders’ Representative specifying a date when such resignation shall take effect and, after the date of such resignation notice, notwithstanding any other provision of this Agreement, Escrow Agent’s sole obligation will be to hold the Holdback Amount pending appointment of a successor Escrow Agent. Similarly, Escrow Agent may be removed at any time by Purchaser and Stockholders’ Representative giving at least thirty (30) days’ prior written notice to Escrow Agent specifying the date when such removal shall take effect. Purchaser and Stockholders’ Representative jointly shall appoint a successor Escrow Agent hereunder prior to the effective date of such resignation or removal. If Purchaser and Stockholders’ Representative fail to appoint a successor Escrow Agent within such time, Escrow Agent shall have the right to petition a court of competent jurisdiction to appoint a successor escrow agent, and all reasonable costs and expenses (including without limitation attorneys’ fees, if applicable) related to such petition shall be paid jointly and severally by Purchaser and Stockholders’ Representative; provided, that Purchaser and Stockholders’ Representative further agree, solely as between themselves, that each will be responsible to the other for one-half of such costs and expenses. The retiring Escrow Agent shall transmit all records pertaining to the Holdback Amount and shall pay and deliver all Holdback Amount to the successor Escrow

Agent, after making copies of such records as the retiring Escrow Agent deems advisable and after deduction and payment to the retiring Escrow Agent of all reasonable fees and expenses (including court costs and attorneys’ fees) payable to, incurred by, or expected to be incurred by the retiring Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder. After any retiring Escrow Agent’s resignation or removal, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement.

10. Liability of Escrow Agent. Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. Escrow Agent has no fiduciary or discretionary duties of any kind. Escrow Agent’s permissive rights shall not be construed as duties. Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including without limitation any other agreement between any or all of the parties hereto or any other persons even though reference thereto may be made herein and whether or not a copy of such agreement has been provided to the Escrow Agent. Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that Escrow Agent’s fraud, gross negligence or willful misconduct was the cause of any loss to Purchaser or Stockholders’ Representative. Escrow Agent may retain and act hereunder through agents, and, absent Escrow Agent’s fraud, willful misconduct or gross negligence, shall not be responsible for or have any liability with respect to the acts of any such agent retained by Escrow Agent in good faith. Escrow Agent shall not be responsible for or have any duty to make any calculations under this Agreement, or to determine when any calculation required under the provisions of this Agreement should be made, how it should be made or what it should be, or to confirm or verify any such calculation. Escrow Agent shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. Escrow Agent may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which Escrow Agent believes to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall Escrow Agent be liable for (a) acting in accordance with or conclusively relying upon any instruction, notice, demand, certificate or document believed in good faith by Escrow Agent to have been created by or on behalf of Purchaser or Stockholders’ Representative, (b) incidental, indirect, special, consequential or punitive damages or penalties of any kind (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such damages or penalty and regardless of the form of action or (c) any amount greater than the value of the Holdback Amount as valued upon deposit with Escrow Agent. Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation acts of God, riots, acts of war or terror, epidemics, governmental regulations, fire, communication line or power failures, computer viruses, attacks or intrusions, earthquakes or other natural disasters. Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Holdback Amount, any account in which Holdback Amount are deposited, this Agreement or the Underlying Agreement or to appear in, prosecute or defend any such legal action or proceeding or to take any other action that in Escrow Agent’s sole judgment may expose it to potential expense or liability. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in good faith in accordance with the advice of such counsel. Purchaser and Stockholders’ Representative shall each promptly pay, upon demand, one half of the reasonable fees and expenses of any such counsel. Purchaser and Stockholders’ Representative agree to perform or procure the performance of all further acts and things, and execute and deliver such further documents, as may be required by law or as Escrow Agent may reasonably request in connection with its duties hereunder.

Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Holdback Amount, without determination by Escrow Agent of such court’s jurisdiction in the matter. If any portion of the Holdback Amount is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it, without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

11. Indemnification of Escrow Agent. Purchaser and Stockholders’ Representative, jointly and severally, shall, to the fullest extent permitted by law, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney and affiliate of Escrow Agent (each, an “Indemnified Party”) upon demand from and against any and all actions, claims (whether or not valid), losses, damages, liabilities, penalties, costs and expenses of any kind or nature (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties, whether direct or, to the extent reasonably foreseeable by Purchaser and Stockholders’ Representative, consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) threatened, asserted or initiated by any person or entity, including without limitation Purchaser, Stockholders’ Representative and the Authorized Signatories, arising from or in connection with this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such suit, action or proceeding or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction to have been directly caused by the fraud, gross negligence or willful misconduct of such Indemnified Party. Purchaser and Stockholders’ Representative further agree, jointly and severally, to indemnify each Indemnified Party for all reasonable out-of-pocket costs, including without limitation reasonable attorney’s fees, incurred by such Indemnified Party in connection with the enforcement of Purchaser’s and Stockholders’ Representative’s obligations hereunder. The Indemnified Parties shall, collectively in their sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against them, and the reasonable fees of such counsel shall be paid upon demand by Purchaser and Stockholders’ Representative. The obligations of Purchaser and Stockholders’ Representative under this Section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent. Purchaser and Stockholders’ Representative further agree, solely as between themselves, that each will be responsible to the other for one-half of amounts payable under this Section 11.

Purchaser and Stockholders’ Representative agree that neither the payment by Purchaser or Stockholders’ Representative of any claim by Escrow Agent for indemnification hereunder nor the disbursement of any amounts to Escrow Agent from the Holdback Amount in respect of a claim by Escrow Agent for indemnification shall impair, limit, modify or affect, as between Purchaser and Stockholders’ Representative, the respective rights and obligations of Purchaser and Stockholders’ Representative under the Underlying Agreement.

12. Compensation of Escrow Agent.

(a) Fees and Expenses. Purchaser and Stockholders’ Representative agree, jointly and severally, to compensate Escrow Agent upon demand for its services hereunder in accordance with Schedule A attached hereto. Purchaser and Stockholders’ Representative further agree, solely as between themselves, that each will be responsible to the other for one-half of Escrow Agent’s compensation. The obligations of Purchaser and Stockholders’ Representative under this Section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

(b) Security. Purchaser and Stockholders’ Representative hereby grant to Escrow Agent and the Indemnified Parties a first priority security interest in and lien upon the Holdback Amount with respect to any compensation due any of them hereunder (including any claim for indemnification hereunder). If for any reason the Holdback Amount is insufficient to cover such compensation, Purchaser and Stockholders’ Representative shall promptly pay such amounts to Escrow Agent or any Indemnified Party upon receipt of an itemized invoice. The Escrow Agent may elect, but shall not be obligated, to credit the Escrow Account with funds representing income or principal payments due on, or sales proceeds due in respect of, assets in any of the Escrow Account, or to credit to any of the Escrow Account assets intended to be purchased with such funds, in each case before actually receiving the requisite funds from the payment source, or to otherwise advance funds for Escrow Account transactions. Notwithstanding anything else in this Agreement, any such crediting of funds or assets shall be provisional in nature, and the Escrow Agent shall be authorized to reverse any such transactions or advances of funds in the event that it does not receive good funds with respect thereto. The Escrow Agent may also set-off and deduct funds in the Escrow Account to pay the face amount of any checks, automated clearinghouse transactions or other deposits that have been credited to the Escrow Account but are subsequently returned unpaid or reversed. Nothing in this Agreement shall constitute a waiver or limitation of any of Escrow Agent’s rights as a securities intermediary under Uniform Commercial Code §9-206.

13. Representations and Warranties. Purchaser and Stockholders’ Representative each respectively make the following representations and warranties to Escrow Agent:

(a) it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and this Agreement has been duly approved by all necessary action and constitutes its valid and binding agreement enforceable in accordance with its terms;

(b) each of the applicable persons designated on Schedule C attached hereto has been duly appointed to act as its authorized representative hereunder and individually has full power and authority on its behalf to execute and deliver any Joint Written Direction, to amend, modify or waive any provision of this Agreement and to take any and all other actions as its authorized representative under this Agreement, all without further consent or direction from, or notice to, it or any other person; and

(c) no change in designation of such authorized representatives shall be effective until written notice of such change is delivered to each other party to this Agreement pursuant to Section 15 and Escrow Agent has had reasonable time to act upon it.

(d) In addition, the Stockholders’ Representative represents and warrants to Escrow Agent that he has the irrevocable right, power and authority (i) to enter into and perform this Agreement on behalf of the Continuing Stockholders and to bind all of the Continuing Stockholders to its terms; (ii) to give and receive directions and notices hereunder; and (iii) to make all determinations that may be required or that it deems appropriate under this Agreement.

14. Identifying Information. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may require financial statements, licenses or identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. Purchaser and Stockholders’ Representative agree to provide all information requested by Escrow Agent in connection with any legislation or regulation to which Escrow Agent is subject, in a timely manner.

15. Notices. All notices, approvals, consents, requests and other communications hereunder shall be in writing (provided that any communication sent to Escrow Agent hereunder must be in the form of a manually signed document or electronic copy thereof), in English, and shall be delivered (a) by personal delivery, or (b) by national overnight courier service, or (c) by certified or registered mail, return receipt requested, or (d) via facsimile transmission, with confirmed receipt or (e) via email by way of a PDF attachment thereto. Notice shall be effective upon receipt except for notice via email, which shall be effective only when the recipient, by return email or notice delivered by other method provided for in this Section, acknowledges having received that email (with an automatic “read receipt” or similar notice not constituting an acknowledgement of an email receipt for purposes of this Section). Such notices shall be sent to the applicable party or parties at the address specified below:

If to Purchaser or Purchaser Authorized Signatory at:

Beasley Broadcast Group, Inc.

3033 Riviera Drive, Suite 200

Fax: (239) 263-8191

Telephone: (239) 263-5000

Attention: Caroline Beasley; Joyce Fitch

E-mail: caroline@bbgi.com; joyce@bbgi.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

555 11th Street, N.W., Suite 1000

Washington, DC 20004

Fax: (202) 637-2201

Telephone: (202) 638-2200

Attention: Marc A. Granger

E-mail: marc.granger@lw.com

If to Stockholders’ Representative or Stockholders’ Representative Authorized Signatory at:

c/o oneQube

330 7th Avenue, 10th Floor

New York, NY 10001

Telephone: (212) 925-4492

Attention: Peter A. Bordes, Jr.

E-mail: pbordes@oneqube.com

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax: (212) 909-6836

Telephone: (212) 909-6000

Attention: Richard D. Bohm

E-mail: rdbohm@debevoise.com

If to Escrow Agent at: U.S. Bank National Association, as Escrow Agent

ATTN: Global Corporate Trust Services

50 South 16th St, Suite 2000

Philadelphia, PA 19102

Telephone: (215) 761-9317

Facsimile: (215) 761-9412

E-mail: george.rayzis@usbank.com

or to such other address as each party may designate for itself by like notice and unless otherwise provided herein shall be deemed to have been given on the date received. Purchaser and Stockholders’ Representative or any other any other person designated in a writing signed by Stockholders’ Representative or a majority in interest of the Continuing Stockholders in the event of the resignation, removal, death or disability of Stockholders’ Representative agree to assume all risks arising out of the use of electronic methods to submit instructions and directions to the Escrow Agent, including without limitation the risk of the Escrow Agent acting on unauthorized instructions, and the risk of interception and misuse by third parties.

16. Optional Security Procedures. In the event instructions, including funds transfer instructions, address change or change in contact information are given to Escrow Agent (other than in writing at the time of execution of this Agreement), whether in writing, by facsimile or otherwise, Escrow Agent is authorized but shall not be required to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule C hereto or any other any other person designated in a writing signed by Stockholders’ Representative or a majority in interest of the Continuing Stockholders in the event of the resignation, removal, death or disability of Stockholders’ Representative, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in writing actually received and acknowledged by Escrow Agent and shall be effective only after Escrow Agent has a reasonable opportunity to act on such changes. If Escrow Agent is unable to contact any of the designated representatives identified in Schedule C, Escrow Agent is hereby authorized but shall be under no duty to seek confirmation of such instructions by telephone call-back to the Stockholders’ Representative or any one or more of Purchaser’s executive officers (“Executive Officers”) which shall include the titles of Chief Executive Officer, President and Vice President, as Escrow Agent may select. Such Executive Officer shall deliver to Escrow Agent a fully executed incumbency certificate, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. Purchaser and Stockholders’ Representative agree that Escrow Agent may at its option record any telephone calls made pursuant to this Section. Escrow Agent in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Purchaser or Stockholders’ Representative to identify (a) the beneficiary, (b) the beneficiary’s bank, or (c) an intermediary bank. Escrow Agent may apply any of the Holdback Amount for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank so designated. Purchaser and Stockholders’ Representative acknowledge that these optional security procedures are commercially reasonable.

17. Binding Effect; Successors. This Agreement shall be binding upon the respective parties hereto and their heirs, executors, successors or assigns. If Escrow Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including the escrow contemplated by this Agreement) to another entity, the successor or transferee entity without any further act shall be the successor Escrow Agent.

18. Amendment, Waiver and Assignment. None of the terms or conditions of this Agreement may be changed, waived, modified, discharged, terminated or varied in any manner whatsoever unless in writing duly signed by each party to this Agreement. No course of conduct shall constitute a waiver of any of the terms and conditions of this Agreement, unless such waiver is specified in writing, and then only to the extent so specified. A waiver of any of the terms and conditions of this Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion. Except as otherwise expressly provided herein, this Agreement may not be assigned by any party without the written consent of the other parties.

19. Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

20. Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof that would require the application of any other laws.

21. Consent to Jurisdiction and Venue. Each of the parties hereto irrevocably (a) consents to the exclusive jurisdiction and venue of the state and federal courts in the State of Delaware in connection with any matter based upon or arising out of this Agreement, (b) waives any objection to such jurisdiction or venue (c) agrees not to commence any legal proceedings related hereto except in such courts and (d) consents to and agrees to accept service of process to vest personal jurisdiction over them in any such courts made in the manner provided by for the giving of notice in Section 15.

22. Confidentiality. For a period of one (1) year from the date of this Agreement, the Escrow Agent shall treat as confidential and shall use due care to prevent disclosure to any third party other than its advisors any Confidential Information furnished to it by Purchaser or Stockholders’ Representative, except that Escrow Agent may disclose any information requested to be disclosed by a bank regulatory agency or in connection with an examination of the Escrow Agent’s records by bank examiners. For purposes of this Section 22, “Confidential Information” means all confidential, nonpublic, proprietary or secret information, provided or made available to Escrow Agent by Purchaser or Stockholders’ Representative that is identified as confidential at the time of disclosure to Escrow Agent hereunder or that would be considered confidential by a reasonable person based on the nature of the information and the circumstances of the disclosure. Notwithstanding the foregoing, the term Confidential Information shall not include any information that:

(a)	is or becomes available in the public domain through no fault of the Escrow Agent;

(b)	is rightfully in the Escrow Agent’s possession at the time of disclosure by the Purchaser or Stockholders’ Representative, as evidenced by the Escrow Agent’s written records maintained in the ordinary course of business; or

(c)	is obtained, after the date hereof, by the Escrow Agent from any third party that is lawfully in possession of such Confidential Information and not in violation of any contractual or legal obligation with respect to such Confidential Information.

(d)	is independently developed by the Escrow Agent without use of or reference to the Confidential Information.

23. Entire Agreement, No Third Party Beneficiaries. This Agreement constitutes the entire agreement between the signatory parties hereto relating to the holding, investment and disbursement of the Holdback Amount and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Holdback Amount. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the signatory parties hereto and the Indemnified Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

24. Execution in Counterparts, Facsimiles. This Agreement and any Joint Written Direction may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement or direction. The delivery of copies of this Agreement and any Joint Written Direction and their respective signature pages as a PDF attachment to an email or by facsimile transmission in accordance with Section 15 shall constitute effective execution and delivery as to the parties and may be used in lieu of originals for all purposes.

25. Termination. This Agreement shall terminate upon the distribution of all the Holdback Amount pursuant to any applicable provision of this Agreement, and Escrow Agent shall thereafter have no further obligation or liability whatsoever with respect to this Agreement or the Holdback Amount, except as otherwise provided herein and except the obligations under Section 22.

26. Dealings. Escrow Agent and any stockholder, director, officer or employee of Escrow Agent may buy, sell and deal in any of the securities of any other party hereto and become pecuniarily interested in any transaction in which any other party hereto may be interested, and contract and lend money to any other party hereto and otherwise act as fully and freely as though it were not Escrow Agent under this Agreement. Nothing herein shall preclude Escrow Agent from acting in any other capacity for any other party hereto or for any other person or entity.

27. Brokerage Confirmation Waiver. Purchaser and Stockholders’ Representative acknowledge that to the extent regulations of the Comptroller of the Currency or other applicable regulatory entity grant either the right to receive brokerage confirmations for certain security transactions as they occur, Purchaser and Stockholders’ Representative specifically waive receipt of such confirmations to the extent permitted by law. Escrow Agent will furnish Purchaser and Stockholders’ Representative periodic cash transaction statements that include detail for all investment transactions made by Escrow Agent.

28. Tax Reporting.

(a) General. Escrow Agent shall have no responsibility for the tax treatment of this Agreement and Purchaser and Stockholders’ Representative shall consult with independent counsel concerning any and all tax matters. Purchaser and Stockholders’ Representative shall provide Escrow Agent a properly completed IRS Form W-9 or Form W-8, as applicable, for each payee. If requested tax documentation is not so provided, Escrow Agent is authorized to withhold taxes as required by the United States Internal Revenue Code and the Treasury Regulations promulgated thereunder. Except as otherwise required by law, the parties agree that any interest or income on the Holdback Amount shall be treated as income of the Continuing

Stockholders for U.S. federal and other applicable tax purposes and that all parties shall prepare and file all required tax filings with the IRS and any other applicable taxing authority consistent with such treatment.

(b) Escrow Agent IRS Reporting. Escrow Agent’s sole obligation with respect to tax reporting shall be to file with the IRS applicable Form 1099 and Form 1042-S with respect to each distribution. Purchaser and Stockholders’ Representative shall accurately provide Escrow Agent with all information reasonably requested by Escrow Agent in connection with the preparation and filing with the IRS of all applicable IRS Form 1099 and Form 1042-S documents with respect to all distributions as well as in the performance of Escrow Agent’s reporting obligations under the Foreign Account Tax Compliance Act and Foreign Investment in Real Property Tax Act or other applicable U.S. federal law or regulation.

(c) Withholding Requests and Indemnification. Purchaser and Stockholders’ Representative agree (i) to direct Escrow Agent in writing with respect to the withholding of any taxes, assessments or other governmental charges in the nature of taxes (other than those described in Section 28(a)), and advise Escrow Agent in writing with respect to any certifications and governmental reporting that may be required under any applicable laws or regulations in connection with such withholding and (ii) indemnify and hold Escrow Agent harmless pursuant to section 11 hereof from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against Escrow Agent.

(d) Imputed Interest. To the extent that IRS imputed interest regulations apply, Purchaser and Stockholders’ Representative shall so inform Escrow Agent, provide Escrow Agent with all imputed interest calculations and direct Escrow Agent to disburse imputed interest amounts as Purchaser and Stockholders’ Representative deem appropriate. Escrow Agent shall rely solely on such provided calculations and information and shall have no responsibility for the accuracy or completeness of any such calculations or information.

29. WAIVER OF TRIAL BY JURY. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

30. Publicity. No party will (a) use any other party’s proprietary indicia, trademarks, service marks, trade names, logos, symbols or brand names, or (b) otherwise refer to or identify any other party in advertising, publicity releases or promotional or marketing publications, or correspondence to third parties, without, in each case, securing the prior written consent of such other party.

31. Construction. Words used in the singular number may include the plural and the plural may include the singular. The section headings appearing in this instrument have been inserted for convenience only and shall be given no substantive meaning or significance whatsoever in construing the terms and conditions of this Agreement. All references to Sections refer to Sections of this Agreement unless expressly stated otherwise.

32. Waiver of Immunity. To the extent that in any jurisdiction any party may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, each party irrevocably agrees not to claim, and it hereby waives, such immunity in connection with this Agreement.

33. Escheat. Purchaser and Stockholders’ Representative are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. Escrow Agent shall have no liability to Purchaser or Stockholders’ Representative, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Holdback Amount escheat by operation of law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal as of the date first above written.

BEASLEY BROADCAST GROUP, INC.

By:	/s/ B. Caroline Beasley
Name:	B. Caroline Beasley
Title:	Interim Chief Executive Officer,
Executive Vice President,
Chief Financial Officer, Secretary
and Treasurer

PETER A. BORDES, JR.

/s/ Peter A. Bordes, Jr.

U.S. BANK NATIONAL ASSOCIATION as Escrow Agent

By:	/s/ George J. Rayzis
Name:	George J. Rayzis
Title:	Vice President

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